UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
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DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Subject Company)

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
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256743105
(CUSIP Number of Class of Securities)

Vicki J. Vaniman, Esq.
Executive Vice President, General Counsel and Secretary
Dollar Thrifty Automotive Group, Inc.
5330 East 31st Street
Tulsa, Oklahoma 74135
(918) 660-7700

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Paul J. Shim, Esq.
Matthew P. Salerno, Esq.
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On August 26, 2012, the following communications were sent to management of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) to assist in their communications with employees regarding the entry by Dollar Thrifty, Hertz Global Holdings, Inc. and HDTMS, Inc. into an Agreement and Plan of Merger, dated August 26, 2012.

DTAG Messaging Points – For Internal Use Only – Field Version

•
This has been a long process over the past few years, and although we were not for sale, we have entertained discussions not only with Hertz, but also more recently with AvisBudget in order to ensure we had explored all options that would be in the best long-term interest of Dollar Thrifty.

•
We have been on an incredible journey as a standalone company, and have performed very well over the past few years.  Our performance and a strong business model are what have attracted Hertz to Dollar Thrifty as an acquisition target to expand their presence into the leisure markets.  Their offer was compelling, and our Board of Directors believes that a combination with Hertz is in the best interests of our shareholders and has accepted the offer in accordance with its fiduciary duties.  The combination of Hertz and Dollar Thrifty is compelling for both companies over the long-term, providing the following benefits:

o	Hertz receives access to our worldwide rental network and our strong presence in leisure markets

o
Dollar Thrifty receives access to more resources, including greater technology, and a broader base of revenues that will allow us to grow much more rapidly than as a stand-alone company.  I assure you, it is Hertz’s intention to grow our brands in the years ahead.

o	Hertz will be able to use the Dollar Thrifty brands to grow its presence in the leisure segment in Europe and other international markets.

o	Hertz has been increasing resources in technology, people and infrastructure, which I have been assured will continue in the years ahead.

•	Together the two companies will compete even more effectively against all other rental companies, including the other multi-brand rental companies, and serve every segment of the U.S. market.

•
We will continue to operate as a stand-alone company while the Federal Trade Commission completes its antitrust review.  We do not know how long that process will last, but we believe Hertz expects to complete the acquisition this year.

•
The transaction still has several key milestones that must be reached before it can be closed.  Those include the approval of the transaction by the FTC, the acceptance of the Hertz offer by our shareholders and the disposition of the Advantage brand by Hertz.

•
Hertz will decide how the companies and the various functional areas will be integrated.  While integration will not begin prior to closing, there will likely be Hertz representatives on site in advance of the closing to begin evaluating and understanding our processes and procedures, in order to best determine how they should combine the companies after closing.

•	Hertz is committed to a fair process with decisions based on who is best for a particular role, not just whether you work for Hertz or Dollar Thrifty.

•
Our management team is committed to doing everything we can to keep us growing and strong throughout the months ahead and providing support so the transition process is as smooth and seamless as possible.

DTAG Messaging Points – For Internal Use Only – Tulsa Version

•
This has been a long process over the past few years, and although we were not for sale, we have entertained discussions not only with Hertz, but also more recently with AvisBudget in order to ensure we had explored all options that would be in the best long-term interest of Dollar Thrifty.

•
We have been on an incredible journey as a standalone company and have performed very well over the past few years.  Our performance and a strong business model are what have attracted Hertz to Dollar Thrifty as an acquisition target to expand their presence into the leisure markets.  Their offer was compelling, and our Board of Directors believes that a combination with Hertz is in the best interests of our shareholders and has accepted the offer in accordance with its fiduciary duties.  The combination of Hertz and Dollar Thrifty is compelling for both companies over the long-term, providing the following benefits:

o	Hertz receives access to our worldwide rental network and our strong presence in leisure markets

o
Dollar Thrifty receives access to more resources, including greater technology, and a broader base of revenues that will allow us to grow much more rapidly than as a stand-alone company.  I assure you, it is Hertz’s intention to grow our brands in the years ahead.

o	Hertz will be able to use the Dollar Thrifty brands to grow its presence in the leisure segment in Europe and other international markets.

o	Hertz has been increasing resources in technology, people and infrastructure, which I have been assured will continue in the years ahead.

•	Together the two companies will compete even more effectively against all other rental companies, including the other multi-brand rental companies, and serve every segment of the U.S. market.

•
We will continue to operate as a stand-alone company while the Federal Trade Commission completes its antitrust review.  We do not know how long that process will last, but we believe Hertz expects to complete the acquisition this year.

•
The transaction still has several key milestones that must be reached before it can be closed.  Those include the approval of the transaction by the FTC, the acceptance of the Hertz offer by our shareholders and the disposition of the Advantage brand by Hertz.

•
In conjunction with the merger agreement, Hertz has committed to retaining all of the employees in the Tulsa workforce for a 4-month period.  Additionally, the agreement provides for severance payments in accordance with DTAG’s historical severance policy for any employee who is terminated at the end of that four month period.

•
Hertz will decide how the companies and the various functional areas will be integrated.  While integration will not begin prior to closing, there will likely be Hertz representatives on site in advance of the closing to begin evaluating and understanding our processes and procedures, in order to best determine how they should combine the companies after closing.

•	Hertz is committed to a fair process with decisions based on who is best for a particular role, not just whether you work for Hertz or Dollar Thrifty.

•
Our management team is committed to doing everything we can to keep us growing and strong throughout the months ahead and providing support so the transition process is as smooth and seamless as possible.

Additional Information

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Dollar Thrifty’s common stock.  At the time the tender offer is commenced, Hertz will file a tender offer statement and Dollar Thrifty will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the United States Securities and Exchange Commission (the “SEC”).  Investors and security holders of Dollar Thrifty are strongly advised to read the tender offer documents that will be filed with the SEC, because they will contain important information that Dollar Thrifty’s stockholders should consider before tendering their shares.  These documents will be available for free at the SEC’s web site (http://www.sec.gov).  Copies of Hertz’s filings with the SEC may be obtained at the SEC’s web site (http://www.sec.gov) or by directing a request to Hertz at (201) 307-2100.   Copies of Dollar Thrifty’s filings with the SEC will be available free of charge on Dollar Thrifty’s website at www.dtag.com or by contacting Dollar Thrifty’s Investor Relations Department at 918-669-2119.

Cautionary Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include information concerning Dollar Thrifty’s outlook, anticipated revenues and results of operations, as well as any other statement that does not directly relate to any historical or current fact. These forward-looking statements often include words such as “believe,” “expect,” “project,” “anticipate,” “intend,” “plan,” “estimate,” “seek,” “will,” “may,” “would,” “should,” “could,” “forecasts” or similar expressions. These statements are based on certain assumptions that Dollar Thrifty has made in light of its experience in the industry as well as its perceptions of historical trends, current conditions, expected future developments and other factors that Dollar Thrifty believes are appropriate in these circumstances. We believe these judgments are reasonable, but you should understand that these statements are not guarantees of performance or results, and our actual results could differ materially from those expressed in the forward-looking statements due to a variety of important factors, both positive and negative.

Among other items, such factors could include: Hertz’s ability to obtain regulatory approval for and to consummate an acquisition of Dollar Thrifty; the risk that expected synergies, operational efficiencies and cost savings from a Dollar Thrifty acquisition may not be fully realized or realized within the expected time frame; the risk that unexpected costs will be incurred in connection with the proposed Dollar Thrifty transaction; the retention of certain key employees of Dollar Thrifty may be difficult; and the operational and profitability impact of divestitures required to be undertaken to secure regulatory approval for an acquisition of Dollar Thrifty.  Additional information concerning these and other factors can be found in Dollar Thrifty’s filings with the Securities and Exchange Commission, including Dollar Thrifty’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.

Dollar Thrifty therefore cautions you against relying on these forward-looking statements. All forward-looking statements attributable to Dollar Thrifty or persons acting on its behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and Dollar Thrifty undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.